UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

A	Translation of YPF Sociedad Anónima Shareholder’s Meeting Proposals

I	Exhibit Item 17 - Translation of the reform of Sections 20 and 24 of the Company’s Bylaws

II	Exhibit Item 20 - Translation of the Preliminary Merger Agreement between YPF S.A. and CIMSA

III	Exhibit Item 22 - Translation of the report of the Vice Presidency of Legal Affairs, the report of the Company’s Management, the opinion of the Audit Committee and the report of the Supervisory Committee

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 12, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack

	Title:	Market Relations Officer